Exhibit 99.1

PRESS RELEASE

AC Immune First Quarter 2026 Financial and Corporate Updates

•	Dosed first subjects in Phase 1 trial of brain-penetrant small molecule NLRP3 inhibitor ACI-19764 with SAD/MAD results in healthy volunteers expected in H2 2026

•	Initiated final cohort, AD4, in ABATE Phase 1b/2 trial of ACI-24 to treat Alzheimer's Disease triggers milestone payment, as announced separately today

•	Amended Morphomer® Tau collaboration with Lilly reflects growing excitement for targeting intracellular Tau and significant progress with our Morphomer® small molecules

•	Approaching multiple milestones including 12-month interim results of the AD3 cohort in ABATE in Q2 2026 and full data from Part 1 of ACI-7104 VacSYn Phase 2 trial expected in H2 2026

•	Cash resources of CHF 74.8 million as of March 31, 2026, provide funding into Q4 2027

Lausanne, Switzerland, April 30, 2026 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today provided financial and corporate updates for the quarter ended March 31, 2026.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “The progress in our collaborations with Takeda and Eli Lilly reflect great confidence in our anti-Abeta active immunotherapy and Tau aggregation inhibitor small molecules, respectively. These have the potential to change the way we target the proteinopathies that drive Alzheimer’s and other neurodegenerative diseases (NDDs). This is further exemplified by the presentation of the interim results for ACI-7104 at AD/PD 2026 showing that our active immunotherapy targeting a-synuclein (a-syn) has the potential to modify disease pathology in Parkinson’s disease (PD). We also advanced our NLRP3 inhibitor ACI-19764 into clinical development, further demonstrating the power of AC Immune’s technology to target the key pathways that contribute to neurodegeneration.

“We are now moving towards multiple value inflection points during 2026. These include Phase 2 data readouts on our active immunotherapies ACI-7104 and ACI-24, and initial results from the Phase 1 trial of ACI-19764 also anticipated this year.”

Q1 2026 and Subsequent Highlights:

ACI-24 anti-Abeta active immunotherapy

•	As announced separately today, AC Immune has initiated the final cohort, AD4, in the ongoing Phase 1b/2 ABATE trial of ACI-24 to treat Alzheimer's Disease

•	Treatment of the first patient in cohort AD4 triggers a $12 million milestone payment from Takeda

PRESS RELEASE

Morphomer-Tau small molecule program

•	Amended agreement with Eli Lilly and Co. (Lilly) reflects growing excitement for targeting intracellular Tau and significant progress with our Morphomer small molecules

•	The amendment continues the research and collaboration to cover development of new lead Tau Morphomer® candidates and potential back-up compounds.

•	Under this amendment, AC Immune receives a CHF10 million upfront payment (Q2 2026 event) and a subsequent milestone payment subject to Phase 1 dosing, in addition to milestones announced in a prior amendment. AC Immune is eligible for further development, regulatory and commercial milestones of over CHF1.7 billion, plus tiered percentage royalty payments in the low double digits, as previously disclosed.

•	Investigational New Drug (IND)-enabling studies are expected to be initiated imminently.

ACI-7104, anti-a-syn active immunotherapy

•	Presented updated interim results from Part 1 of the Phase 2 VacSYn clinical trial in early-stage Parkinson's disease at the International Conference on Alzheimer’s and Parkinson’s Diseases (AD/PD™ 2026), including promising biomarker data.

•	Interim results previously presented include changes in biomarkers and clinical measures all suggesting potential disease modification through treatment with ACI-7104

•	Final results for the week 104 full data set from Part 1 of the VacSYn trial expected to be reported in H2 2026.

NLRP3 inhibitor, ACI-19764, small molecule program

•	Dosed the first subjects in a Phase 1 clinical trial of ACI-19764, a brain-penetrant Morphomer small molecule targeting the NLRP3 inflammasome.

•	Morphomer NLRP3 inhibitors have potential to intervene at the earliest stages of disease in neurodegenerative conditions, including AD, PD, amyotrophic lateral sclerosis (ALS) and frontotemporal dementia.

•	Potential additional indications include inflammatory disorders, cardiovascular disease, metabolic disorders, skin inflammatory diseases, and certain rare diseases, among others.

ACI-35 (JNJ-2056) anti-pTau active immunotherapy

•	AC Immune’s partner Janssen Pharmaceuticals, Inc. (Janssen), a Johnson & Johnson company, is seeking a protocol amendment for the ReTain study to enable earlier insights into the biological activity of JNJ-2056 and its potential for clinical benefit. Submissions to all relevant health authorities are ongoing.

•	The study remains active, with enrollment paused, and there is no change for enrolled participants at this time.

PRESS RELEASE

•	The study is ongoing based on ~60 enrolled patients with a minimum of 12 months and up to 24 months of treatment and follow-up.

TDP-43 PET tracer

•	Presented Phase 1 data including the first in vivo images of TDP-43 pathology in the human brain, detected using its first-in-class positron emission tomography (PET) tracer ACI-19626, at the International Conference on Alzheimer’s and Parkinson’s Disease (AD/PD™ 2026).

•	Initial Phase 1 data (PET scans) with ACI-19626 showed that tracer uptake was significantly higher in key regions of the brain in patients with frontotemporal dementia (FTD) and we are currently evaluating the tracer in ALS patients.

•	Clinical data indicate a pharmacokinetic (PK) profile suitable for human brain imaging and potentially pharmacodynamic analysis of therapeutics targeting TDP-43 pathology.

AC Immune AD/PDTM 2026 symposium

•	Hosted an industry symposium on achieving precision prevention in Parkinson’s disease, highlighting Phase 2 clinical data on our ACI-7104 active immunotherapy, our small molecule programs targeting intracellular alpha-synuclein, and innovative diagnostic approaches to identifying at-risk individuals.

Anticipated 2026 Milestones

Program	Milestone	Expected in
ACI-7104.056 anti-a-syn active immunotherapy	Final data from Part 1 of the Phase 2 VacSYn trial in PD	H2 2026
ACI-24.060 anti-Abeta active immunotherapy	Interim results from ABATE Phase 2 trial after reaching 12-month treatment timepoint in the AD3 cohort	H1 2026
ACI-19764 NLRP3 inhibitor	Results from Phase 1 trial in healthy volunteers	H2 2026
Morphomer-Tau aggregation inhibitors	Initiation of IND-enabling studies	H1 2026
Morphomer a-syn aggregation inhibitor	Lead declaration	H1 2026

Analysis of Financial Statements for the Quarter Ended March 31, 2026

•	Cash Position: The Company had total cash resources of CHF 74.8 million (CHF 91.4 million as of December 31, 2025), composed of CHF 19.2 million in cash and cash equivalents and

PRESS RELEASE

CHF 55.6 million in short-term financial assets. The Company’s cash resources are expected to provide sufficient capital to last into Q4 2027, excluding potential milestone payments.

•	R&D expenditures: R&D expenses for the three months ended March 31, 2026, were CHF 11.8 million, compared with CHF 15.9 million for the comparable period in 2025. The decrease was partly due to lower personnel and operational spend of approximately CHF 1.7 million as a result of our pipeline focus initiatives announced in Q3 2025, as well as lower spend associated with our active immunotherapy programs, particularly in the upfront CMC costs prior to initiation of phase 2 studies.

•	G&A expenditures: G&A expenses in the period were CHF 4.2 million in the period ended March 31, 2026, compared to CHF 4.4 million for same period in 2025.

•	Financial result: The financial result was a loss of less than CHF 0.1 million for the period, compared with a gain of CHF 0.3 million for the comparable period. The change was primarily driven by a decrease in interest income earned on short-term financial assets, partially offset by lower foreign exchange losses.

•	IFRS loss for the period: The Company had a net loss of CHF 14.8 million for the period ended March 31, 2026, compared to CHF 19.0 million for the same period in 2025.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CA, CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

PRESS RELEASE

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

PRESS RELEASE

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

	As of
	March 31,	December 31,
	2026	2025
Assets
Non-current assets
Property, plant and equipment	2,057	1,989
Right-of-use assets	4,310	4,540
Intangible asset	50,416	50,416
Long-term financial assets	585	584
Total non-current assets	57,368	57,529

Current assets
Prepaid expenses	3,744	3,972
Accrued income	230	360
Other current receivables	1,282	978
Short-term financial assets	55,628	64,617
Cash and cash equivalents	19,169	26,795
Total current assets	80,053	96,722
Total assets	137,421	154,251

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	2,257	2,253
Share premium	482,345	481,863
Treasury shares	(218)	(218)
Currency translation differences	7	7
Accumulated losses	(452,857)	(439,021)
Total shareholders’ equity	31,534	44,884

Non-current liabilities
Long-term deferred contract revenue	1,292	2,339
Long-term lease liabilities	3,479	3,689
Net employee defined benefit liabilities	8,868	8,646
Total non-current liabilities	13,639	14,674

Current liabilities
Trade and other payables	1,319	2,068
Accrued expenses	6,469	8,067
Short-term deferred contract revenue	83,635	83,706
Short-term lease liabilities	825	852
Total current liabilities	92,248	94,693
Total liabilities	105,887	109,367
Total shareholders’ equity and liabilities	137,421	154,251

PRESS RELEASE

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands, except for per-share data)

	For the Three Months
	Ended March 31,
	2026	2025
Revenue
Contract revenue	1,119	990
Total revenue	1,119	990

Operating expenses
Research & development expenses	(11,744)	(15,916)
General & administrative expenses	(4,174)	(4,443)
Other operating income/(expense), net	11	(1)
Total operating expenses	(15,907)	(20,360)
Operating loss	(14,788)	(19,370)

Financial income	228	687
Financial expense	(65)	(54)
Exchange differences	(176)	(292)
Finance result, net	(13)	341

Loss before tax	(14,801)	(19,029)
Income tax expense	—	—
Loss for the period	(14,801)	(19,029)

Loss per share:
Basic and diluted loss per share for the period attributable to equity holders	(0.15)	(0.19)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

	For the Three Months
	ended March 31,
	2026	2025
Loss for the period	(14,801)	(19,029)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences	0	4
Other comprehensive income/(loss)	0	4
Total comprehensive loss, net of tax	(14,801)	(19,025)